April 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the
Quarter ended March 31, 2015 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Western Union Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the Securities and Exchange Commission on April 30, 2015.

Sincerely,

The Western Union Company

By:	/s/ John R. Dye
John R. Dye
Executive Vice President,
General Counsel and Secretary